OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Skinz R Us, LLC

41830 Driver Lane
Temecula, CA 92591

www.skinzrus.com



666 units of Class B Membership Units

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.


THE OFFERING

Maximum 7,133 shares* of Class B Membership Units ($106,995.00)

*Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 666 shares of Class B Membership Units ($9,990.00)


Company	Skinz R Us LLC
Corporate Address	41830 Driver Lane Temecula, CA 92591
Description of Business	A golf app that connects skins and companion golfers around the world
Type of Security Offered	Class B Membership Units
Purchase Price of Security Offered	$15.00
Minimum Investment Amount (per investor)	$150.00


Perks*

If you invest **$250+** you will receive a box of Titleist Pro V1 balls.

If you invest **$420+** you will receive a box of Titleist Pro V1x balls.

If you invest **$600+** you will receive a SKINZRUS T-shirt.

If you invest **$1200+** you will receive a SKINZRUS Golf shirt & Titleist Pro V1 balls.

If you invest **$1800+** you will receive a SKINZRUS hat and Golf shirt

If you invest **$2400+** you will receive a brand new pitching wedge

If you invest **$3600+** you will receive a brand new T-shirt and Putter

*All perks occur after the offering is completed.


The 10% Bonus for StartEngine Shareholders

Skinz R Us LLC will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 10 Class B Membership Units at $15 / unit, you will receive 1 bonus Class B Membership Unit, meaning you'll own 11 Class B Membership Units for $150.   Fractional units will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).


THE COMPANY AND ITS BUSINESS


The company's business

Description of Business

Skinzrus will be a freemium mobile app that will be capable connecting [60 million golfers around the world](). It will be strategically marketed towards golfers that participate in skins games. But not limited to golfers looking for a companion golfer in their local community, on a business trip or vacation. Income will be generated through in-app purchases, in-app advertising and sponsorships. At present time, Skinzrus does not have a functioning App. Currently, we have design features and will be ready to commence development as soon as we meet our funding goals.

Customer Base, Sale and Supply Chain

The customer base is 60 million golfers around the world with 26.1% earning a household income of $125,000+. - www.golftoday.co.uk/golf_a_z/articles/golfer_stats.html, Statista 2018. These golfers will represent our sales target and our product will be supplied via the app and future apparel to be developed and manufactured.

Competition

- At this time we see no "direct" competition.

- Based on our research, approximately 100% of golf apps are GPS apps and Shot Tracer apps

- The app 18 Birdies is a GPS app that does have a Skins game component. I have downloaded the app and I found it to be too difficult with too many options.

Liabilities and Litigation

We have no liabilities or litigation in which Skinzrus is involved with.

The team

Officers and directors

Matthew Brown	CEO, Founder, Manager

Matthew Brown
Matthew Brown is a serial entrepreneur who was born in Los Angeles, California with 26 years worth experience in technology and business. Matthew is a creative artistic visionary thinker who spots market trends and builds profitable opportunities. > May 19, 2017 to Present.Started working on the SKINZRUS project even prior to organization of the company. Matthew Brown spends approximately 30 hours a week on Skinzrus. He is diligently planning and strategizing with WEAVR Goup concerning marketing ,promotions, partnerships and talking to app developers and more. > 2014 - Present owns and operates an apparel company Bentlee Wear for women, men, youth and toddlers. Primary position. Full Time. > 2009 - 2014 3D "3Dimentional" skate and surf shop in Vista California. > 2001 - 2009 Teen Extreme Sports, an action sports promotions company, partnered with T&C Surf Hawaii as the title sponsor of the T&C Surf contest in Waikiki. > 1998 - 2001 Published a magazine for the Magic Johnson Foundation > 1989 - 1998 A systems operator for Wescom Credit Union and Publishing Clique a fashion & lifestyle magazine in Pasadena California. > His adventure started in the mid 80's working for an IBM computer center as a hard wear and soft wear specialist.

Number of Employees: 2

Related party transactions

The Company currently has no Related Party Transactions.


RISK FACTORS


These are the principal risks that related to the company and its business:

- **Uncertain Risk** An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Company's securities (membership units) should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

- **Brand-New Company** Skinzrus has no history, no clients, no revenues and no currently developed product. If you are investing in this company, it's because you think SKINZRUS is a great idea. Our goal is to acquire 500K - millions of downloads and memberships which will leap frog into profits from in-app purchases and advertising so that the company will succeed. We have yet to sell any vessels and we plan to market a vessel that has no commercial contemporaries. Further, we have never turned a profit and there is no assurance that we will ever be profitable

- **Transfer Rights** Any unit purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the unit that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the unit back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

- **Undercapitalization** We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

- **Operational Product** It is possible that there may never be an operational SkinzRUs app or that the product may never be used to engage in transactions. It is possible that the failure to release the app product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its interest holders,members or creditors. If the company never completes a public version or a version of the app that can sustain a profit-earning potential, it would cause the Company to perform below expectations, which could adversely impact the value of your investment.

- **Products liability** The Company is involved in creating a mobile app platform for users to engage in sportsman activities. Despite the fact that the Company will make patrons understand that the platform is to not be used for illegal activities, the Company may still be involved in lawsuits regarding the application service. These potential lawsuits can harm the business projections of the Company and therefore may harm your investment in the company. This is true even if there is no basis of the suit or liability placed against the company.

- **Business Projections** There can be no assurance that the company will meet our projections. There can be no assurance that the company will be profitable or if there is sufficient demand for our product. There can be no assurance that people will think it is a better option than the competition and our app has priced the services at a level that allows the company to make a profit and still attract business. These projections are not to be understood as a guarantee of future operations.

- **Your business projections are only projections** There can be no assurance that the company will meet our projections. There can be no assurance that the company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the company to make a profit and still attract business.

- **Any valuation at this stage is difficult to assess** The valuation for the offering was established by the company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

- **The transferability of the Securities you are buying is limited.** Any membership units purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the membership units that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

- **Your investment could be illiquid for a long time.** You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

- **Interruptions or performance problems associated with our software solutions, platforms and technology may adversely affect our business and operating results.** Our business will depend in part on the ability of our potential customers to access our platform at any tie. Our platform is proprietary, and we will rely on the expertise of members of our software development teams for its performance. We may in the future experience disruptions, outages and other performance problems due to a variety of factors, including infrastructure changes, introductions of new functionality, human or software errors, capacity constraints due to an overwhelming number of users accessing our platform simultaneously, denial of service attacks, or other security related incidents. In some instances, we may not be able to identify the cause or causes of these performance problems within and acceptable period of time. If our platform is available or if our users are unable to access it within a reasonable amount of time or at all, our business would be harmed. Therefore, in the event of any factors described above, or other failures of technologies our business may be adversely affected and harm our operating results.
- **We are reliant on one main type of service.** All of current services are variants on one type of services, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for online capital formation. Our revenues are therefore dependent upon the market for a mobile app to connect golfers.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Matthew Brown, 100000.0% ownership, Class A Membership Units

Classes of securities

- Class A Membership Units: 100,000

Voting Rights

The holders of shares of the Company's Class A Membership Units are entitled to the vote amount equal to the share percentage ownership interest held of record on all matters submitted to a vote of the interest holders.

Distribution Rights

Subject to preferences that may be granted to any then outstanding membership units, holders of shares of Class A Membership Units are entitled to receive ratably such distributions as may be declared by the Manager out of funds legally available therefore as well as any distribution to the interest holders. The payment of distributions on the Class A Membership Units will be a business decision to be made by the Manager from time based upon the results of our operations and our financial condition and any other factors that our Manager considers relevant. Payment of distributions on the Class A Membership Units may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a distribution and does not intend to pay distributions in the foreseeable future, which means that interest holders may not receive any return on their investment from distributions.

Rights to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of Class A Membership Units are entitled to share ratably in all of our assets remaining after payment of liabilities.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Class A Membership Units are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Class B Membership Units and any additional classes of units that we may designate in the future.

The Company will distribute K-1s to all members in accordance with the terms of the Operating Agreement and as required by law.

- Class B Membership Units: 0

Voting Rights

The holders of shares of the Company's Class B Membership Units are not entitled to vote on any matter except as required under applicable law.

Distribution Rights

Subject to preferences that may be granted to any then outstanding membership units, holders of shares of Class B Membership Units are entitled to receive ratably such distributions as may be declared by the Manager out of funds legally available therefore as well as any distribution to the interest holders. The payment of distributions on the Class B Membership Units will be a business decision to be made by the Manager from time based upon the results of our operations and our financial condition and any other factors that our Manager considers relevant. Payment of distributions on the Class B Membership Units may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a distribution and does not intend to pay distributions in the foreseeable future, which means that interest holders may not receive any return on their investment from distributions.

Rights to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of Class B Membership Units are entitled to share ratably in all of our assets remaining after payment of liabilities.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Class B Membership Units are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Class A Membership Units and any additional classes of units that we may designate in the future.

The Company will distribute K-1s to all members in accordance with the terms of the Operating Agreement and as required by law.

What it means to be a Minority Holder

As a minority holder of Class B Membership Units, you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of Managers, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional units. In other words, when the Company issues more units, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increase in number of units outstanding could result from a unit offering, employees exercising stock options, or by conversion of certain instruments into units.

If we decide to issue more units, an Investor could experience value dilution, with each unit being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per unit.

If you are making an investment expecting to own a certain percentage of the Company or expecting each unit to hold a certain amount of value, it is important to realize how the value of those units can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each unit, ownership percentage, voting control, and earnings per unit.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2018-03-08.

Financial Condition

Results of Operation

Skinzrus have not yet generated any revenues and do not anticipate doing so until we have completed the building and delivery of product, which we do not anticipate occurring until end of January 2019. Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business for 12 months without revenue generation. Skinzrus' major expenses include marketing and promotions which our complete focus of success of generating revenue rely on.

Financial Milestones

SKINZRUS will be investing in growth, brand awareness and brand identity as is generating a small net income losses as a result. Management currently forecasts revenue in 2019 at $0.00, 2020 at $500K with 18% of it cost and 2021 $3 million with 5% of it cost respectively. Skinzrus will work towards these goals through aggressive marketing and promotion plan lead by Mia Brown CEO of WEAVR GOUP a highly respected firm of the video game industry, CPG brands, QSR and more. Over the years some of Mia Brown clients have been Monster Energy, Langers Juice, Pepsi, Frito-Lay, Namco Bandai, Foot Locker, Champ Sports, 2K Games, Capcom Games, Konami, Ubisoft, Activision, Nestle Water, Hawaiian Airlines, Chiquita, Church's Chicken,

FUZE Beverage, Hilton, SouthWest Airlines, Royal Purple and more.

With WEAVR's support Skinzrus plans to reach 1,000,000 downloads in 12 months and build over 100,000 B2Golfer relationships in 12 months. With these results and our high end customer demographics Skinzrus will be in the driver seat in acquiring and attracting advertisers such as popular Golf Brand companies, travel destinations, consumer brands, Golf Courses, Vegas Hotels and AirLines.

The Marketing & Promotions Expenses to reach our goals will be approximately $30,000 dollars.

Liquidity and Capital Resources

Skinzrus is currently generating operating losses and requires the continued infusion of new capital to continue business operations. If the company is successful in this offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the company. The proceeds from the offering will affect the company's liquidity cash on hand by settling expenses and short-term obligations. The cash will immediately go into use developing and designing the mobile app. We anticipate that we can operate the business for 12 months without revenue generation if we reach our maximum funding goal.

Indebtedness

The Company currently has no debt.

Recent offerings of securities

None

Valuation

$1,500,000.00

We believe the valuation of the Company is supported based on our comparison of technology startups at stages of development comparable to ours in addition to hyper growth rate because of large number of media impressions via to aggressive marketing and promotions, a versatile monetization model that is supported by golf apparel, golf accessories and more. However, there are only a limited number of companies of which we are aware that have business models similar to ours, so our ability to compare our valuation to companies comparable to ours is limited. Moreover, we have not undertaken any efforts to obtain an independent third-party valuation of the Company. In this sense, the valuation of the Company is arbitrary and merely reflects the opinion of the Company as to the value of the price per Class B Membership Unit.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$9,990.00	$106,995.00
Less: Offering Expenses		
StartEngine Fees (8% total fee)	$799.20	$8,559.00
Net Proceeds	$9,190.80	$98,436.00
Use of Net Proceeds:		
App Development	$2,190	$20,000
Marketing	$4,000	$45,000
Working Capital	$2,000	$28,000
Skinzrus Apparel	$1,000	$5,436
Total Use of Net Proceeds	$9,190	$98,436.00

We are seeking to raise a minimum of $9,999 (target amount) and up to $106,995 (overallotment amount) in this offering through Regulation Crowdfunding. If we manage to raise in excess of our overallotment amount and up to $1,070,000, we believe the amount will last us 3 years and plan to use the net proceeds of approximately $950,000 over the course of that time as follows: We have agreed to pay Start Engine LLC. ("Start Engine") which owns the intermediary funding portal Startengine.com, a fee of 8% on all funds raised.

- **App design and development** : we need funding in order to start developing our app.

- **Skinzrus Apparel**; Golf shirts, hats, shorts, pants and accessories like; Golf balls, tee's, towels and more great for brand presence.

- **Marketing and Promotions**; in-store POS, on-pack promotions, on-pack sweepstakes, on-air radio promotions, television spots and social media. All will be executed by Mia Brown of WEAVR GOUP.

- **Street Team Marketing**; PGA tournament presence, golf expo's, charity events and tournaments.

The identified uses of proceeds are subject to change at the sole discretion of the CEO and executive officers based on the business needs of the company.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

Skinzrus will make annual reports available at www.skinzrus.com in the Contact tab labeled Annual Report. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year."

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Skinz R Us, LLC

[See attached]

I, MATTHEW BROWN, the Co-founder and Managing Partner of SKINZ R US LLC, hereby certify that the financial statements of SKINZ R US LLC and notes thereto for the periods ending (03/08/2018) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

SKINZ R US LLC was not in existence in the previous tax year.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the CEO, July 13, 2018.

CEO

July 13, 2018

SKINZ R US LLC

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
MARCH 8, 2018

SKINZ R US LLC
Index to Financial Statements
(unaudited)


SKINZ R US LLC
BALANCE SHEET
MARCH 8, 2018
(unaudited)


Assets
Current Assets:

Cash	$	-
Total Current Assets	$	-

Non-Current Assets

Property, Plant & Equipment	$	-
Intangible Assets	$	-
Total Non-Current Assets	$	-
Total Assets	$	-

Liabilities and Equity

Current Liabillities

Trade and other borrowings	$	-
Short-term borrowings	$	-
Total Current Liabilities	$	-

Non-Current Liabilities

	$	-
Long-term borrowings	$	-
Total Non-Current Liabilities	$	-
Total Liabilities	$	-

Stockholders' Equity

Common Stock Issued and Outstanding		0
Subscription Receivable		0
Retained Earnings	$	-
Total Stockholders' Equity	$	-
Total Liabilities and Stockholders' Equity	$	-

SKINZ R US LLC
STATEMENTS OF OPERATIONS AND MEMBERS' EQUITY
FOR MARCH 8, 2018
(unaudited)

Revenue	$ 0.00
Cost of Sales	-
Gross Profit	
Operating Expenses-	
	$ 10.000
General and Administrative	-
Total Operating Expenses	$ 10.000
Net Income	$ -

	Members' Contribution		Retained Earnings	Stockholders' Equity
	Shares	Amount		
March 8, 2018	-	$ 0.00	$ 0.00	$0.00
Contributions				
Net Loss	-	-	-	-
Net Income		$ 0.00	$	$
	-	$0.00	$0.00	$0.00

SKINZ R US LLC
STATEMENTS OF CASH FLOWS
FOR MARCH 8, 2018
(unaudited)

Cash Flows From Operating Activities	
Net Income	$ 0.00
Net Cash Used in Operating Activities	$ 0.00
Increase in Cash and Cash Equivalents	
Cash and cash equivalents, beginning of period	$ 0.00
Cash and cash equivalents, end of period	$ 0.00
Supplemental Disclosures of Cash Information:	
Cash paid for interest	$ 0.00
cash paid for income taxes	$ 0.00

NOTE 1 – NATURE OF OPERATIONS

SKINZ R US LLC was formed on 03/08/2018 ("Inception") in the State of California. The financial statements of SKINZ R US LLC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Temecula, California.

SKINZ R US LLC will be designing and deploying a golf mobile app that will connect 90 million golfers in their community and around the world. The app will connect golfers by gender preference, age, handicap and profession. SKINZRUS will be that mobile app for skins players and for those seeking a companion golfer.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of March 8, 2018. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from SKINZRUS app advertising and in-app purchases. when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes

The Company is taxed as a SKINZ R US LLC. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates. The Company has not yet filed a tax return and therefore is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

Matthew Brown, CEO has estimated $10,000 of his time and money was put into the organization and creation of SKINZ R US LLC. For example; website design, logo design, acquiring the LLC working with Anderson & Associates, Marketing and promotion strategies, printing t-shirts and post cards, buying sample golf apparel and searching for the right mobile app company.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers

NOTE 5 – MEMBERS' EQUITY

LLC Units

The Company has authorized the issuance of Class A Membership Units and Class B Membership Units. To date, 100,000 Class A Membership Units have been issued to Matthew Brown and no Class B Membership Unit has been issued.

NOTE 6 – RELATED PARTY TRANSACTIONS

Matthew Brown, Managing Partner has estimated $10,000 of his time and money was put into the organization and creation of SKINZ R US LLC. For example; website design, logo design, acquiring the LLC working with Anderson & Associates, Marketing strategies, printing t-shirts and post cards, buying sample golf apparel and searching for the right mobile app company.

NOTE 7 – SUBSEQUENT EVENTS

Matthew Brown issued class A units to my self Matthew Brown.
The Company has evaluated subsequent events that occurred after March 8, 2018. There have been no

other events or transactions during this time that would have a material effect on the balance sheet.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

What's New ▾ Discover Investments Edit My Campaign Launch an ICO Tess B. ▾

SKINZRUS is pending **StartEngine Approval.**


PLAY VIDEO
0
$0.00
SKINZRUS
A Mobile App to connect golfers together
Small OPO Temecula, CA Mobile Accepting International Investment

Overview Team Terms Updates Comments Share





SKINZRUS....Connecting You Faster To Your Next Win!

OUR STORY

It all started when two great friends after a round of golf on a beautiful California day sat down for lunch. As we looked to the right of us other golfers that just finished were putting money on the table from there skins game. Then at that moment Tony Hill said to me, "Matt Brown, man I have a great idea but I don't know how to get it started, build a website, or design so I want you as my partner". He shared the idea and I was all in, he immediately wrote up an NDA on a napkin, we both signed it, and Skinzrus began. ***Note: Skinzrus is in the idea stage.***

- Matthew Brown, CEO

SKINZRUS will connect golfers in there local community or the golfer who is traveling on business or vacation around the world. It will:

- Connect you by your gender preference
- Connect you by age preference
- Connect you by your handicap
- Connect you even by profession
- A SKINS player or group will be able to post a player opening to fill in the vacant spot

SKINZRUS is not a gambling app or website

Investment

$15.00/share | When you invest you are betting the company's future value will exceed $1.6M.

Minimum investment of $150

Perks*

If you invest **$150+** you will receive a box of Titleist Pro V1 balls.

If you invest **$420+** you will receive a box of Titleist Pro V1x balls.

If you invest **$600+** you will receive a SKINZRUS T-shirt.

If you invest **$1200+** you will receive a SKINZRUS Golf shirt & Titleist Pro V1 balls.

If you invest **$1800+** you will receive a SKINZRUS hat and Golf shirt

If you invest **$2400+** you will receive a brand new pitching wedge

If you invest **$3600+** you will receive a brand new Putter

**All perks occur after the offering is completed.*

These Offerings are eligible for the **StartEngine Owners' 10% Bonus.**

*For details on the bonus, please see the **Offering Summary** below.*

SKINZRUS GOAL IS TO CONNECT OVER 60 MILLION GOLFERS AROUND THE WORLD TO THEIR NEXT WIN

THE HISTORY OF THE SKINS GAME

The Skins Game was an unofficial-money event on the PGA Tour from 1983 to 2008. It took place in November or December each year after the end of the official PGA Tour season. It was recognized by the PGA Tour but did not count towards the official money list. It was most recently sponsored by LG and was officially known as the LG Skins Game, hosted at the Indian Wells Golf Resort in Indian Wells, California. https://en.wikipedia.org/wiki/Skins_Game_(PGA_Tour)

Viewers got to experience all the drama and excitement of the skins format – how the stakes can rise as the match progresses and a player who has been struggling all day can rise up and win by having a great hole or series of holes at the end. I know personally the skins game makes you focus more on your shots which you tend to get better results.

As for a **Golf Companion** I remember when my wife and I moved to a new city and I didn't know anyone I could consistently play with and that equaled or close to my handicap. It took about two years to stumble on my buddy Tony Hill. Now with SKINZRUS app it will be easy to find a player or a group that fits your personality, handicap, social and business interest. ***NOTE: SKINZRUS app will be designed so that it is user friendly for senior citizens***

WE BELIEVE TIGER and PHIL WILL HELP BOOST SKINS GAME POPULARITY IN THE USA AND IN EUROPEAN COUNTRIES


THE
MATCH
TIGER VS PHIL

The date that golf fans have been anxiously awaiting has officially been set: Tiger Woods and Phil Mickelson will face each other in an historic head-to-head, 18-hole duel over Thanksgiving weekend at Shadow Creek in Las Vegas, it was announced Wednesday.

While both are past the prime of the careers, the championship golfers have won a combined 19 majors, and 42-year-old Woods has seen a huge resurgence in both his performance and his popularity in 2018.

WarnerMedia has secured worldwide media rights to "The Match," and

What SKINZRUS Has Done So Far and What's Next

- Our website launched in June, 2017 - 5 days after the idea
- Opened an Instagram, Facebook and twitter account
- Designed and ordered post cards for hand out & counter tops
- We've generated over 5k membership sign ups

Development Stage

Skinzrus does not have a functioning App at the present time. We do have design features and is ready to commence development as soon as we meet are funding goal. Below is a chart representing the steps we will take once funding is completed.


Process of Mobile App
When first round of funding is complete
IN
Day 60
DEVELOPMENT
Day 70
QUALITY ASSURANCE

Turner Sports will produce the pay-per-view telecast of the event, which will offer $9 million to the winner and will be played Friday, Nov. 23. It will air on Turner's TNT and HBO's 24/7 Reality franchise.

https://www.imdb.com/title/tt0165384/news



PRE LAUNCH
Day 90
LAUNCH
Day 100
COMMENCE MARKETING
Day

Leave this space blank for wider, preferred spacing.

SKINZRUS STORY



SKINZRUS
www.skinzrus.com

Computer generated screenshot example, final product may vary

Computer generated screenshot example, final product may vary





SKINZR_US INSTAGRAM FOLLOWERS

SKINZR_US INSTAGRAM FOLLOWERS







Leave this space blank for wider, preferred spacing.

What Will Your Seed Money Be Used For

We believe marketing and Promotions will be the key ingredients in increasing downloads, membership, social media followers, brand recognition. Through my extensive research in the app industry an app company will most likely fail or just make penny's is because they are relying on social media like instagram and facebook to do the job. NOT SO! That's why SKINZRUS has signed with ***Weavr Group***. Weavr is led by its President and Founder, Mia Brown, a longtime licensing and promotions executive having worked with most of the world's blue chip brands. Mia believes the true benefit of her practice lies in exponential value of the brand partnerships she creates — in other words, "one plus one equals three" when like-minded brands are brought together in strategic licensed promotions. ***Over the years some of Mia Brown clients have been Monster Energy, Langers Juice, Pepsi, Frito-Lay, Namco Bandai, Foot Locker, Champ Sports, 2K Games, Capcom Games, Konami, Ubisoft, Activision, Nestle Water, Hawaiian Airlines, Chiquita, Church's Chicken, FUZE Beverage, Hilton, SouthWest Airlines, Royal Purple and more***. Visit Mia Brown website at http://www.weavrgroup.com to learn more.

MARKETING AND PROMOTIONS CAMPAIGNS ARE SCHEDULED TO COMMENCE 50 DAYS AFTER FUNDING IS COMPLETE!









Impact Strategic Marketing

A 3 market campaign in West Coast, East Coast and South at golf course practice range. Computer generated potential advertisement.

SKINZRUS
Hawaiian Getaway package
An Exclusive Promotion with Possible Travel Partners for Air, Hotel & Golf Packages
10 Market Television Campaign

Estimated impressions households: 11.3 Million. Computer generated potential advertisement.

Skins Game
SKINZRUS

Starting in Southern California Golf courses. Computer generated potential advertisement.

On bottle national promotion with a CPG brand. 500 Thousand to 1 Million bottles. Computer generated potential advertisement.









KIIS FM

We plan to do an on-air promotion with KIIS FM Manny on the streets giving away a Taylormade M4 on air. *No such promotion to date*

Skinzrus will place pop-up ad's in Golf Logix app. *Computer generated potential advertisement.*

Golf Star

Skinzrus will place pop-up ad's in Golf Star game app. *Computer generated potential advertisement.*

SKINZRUS
Presents
NATIONAL SKINS DAY
2019
Benefiting
The Water Project
The Water Project
TheWaterProject.org
Golfers around the world will play skins game and donate the winnings to The Water Project. GIVE WATER GIVE HOPE!

MONETIZATION



Mobile is Exploding
...And Spend Continues to increase

Global Mobile Ad Spend ($BN)



Who Is The Best Audience?

Purchasing decision makers always! But each profession is different, we believe lawyers and insurance agents can afford to spend more on advertising because they earn more money off their clients than the average business. If your app targets an audience with common interest to lawyers or insurance agents, you can charge upwards of $30 per 1,000 ad impressions. However, if your app is marketed towards younger "tenny-boppers" with little or no purchasing power and you have a very general app, then you will be closer to the spectrum of $5 per $1,000 ad views. - *Matthew Toma, Mobile applications/Advertising*

Share of golf players in USA by household income 2016*

Data visualized by tableau

About this statistic   © Statista 2016
Show source

APPAREL





GOLF CONTINUES TO BE A HUGE ECONOMIC DRIVER AND IS NEARLY $70 BILLION INDUSTRY WHICH EMPLOYEES NEARLY 2 MILLION AMERICANS WITH $55.6 BILLION IN ANNUAL WAGES INCOME. SO ECONOMICALLY, OUR SPORT IS CONTINUING TO MAKE A TREMENDOUS IMPACT.

- Darren Heitner, Forbes

Skinzrus will have a variety of apparel which will include golf shirts, golf pants, tee-shirts, Golf Bags, Golf hats and beanies for men and women for in-app purchases.



Computer generated, final product may vary.

Leave this space blank for wider, preferred spacing.

Golf App Market and Industry

My informal polling reveals that most golf courses in America prohibit cellphones on the course. It is a sport where cultural common courtesy screams for quiet during shots and immediately prior thereto. We can now safely assume that every single golfer who can afford to play can also afford a smart phone. As for golf app's GPS tracking app's and swing fix app's have flooded the market with the leader "GOLF LOGIX" who just signed PGA professional Zach Johnson who will be wearing there logo on his golf shirt.

Youth playing the game has increased by 20% from 2.5 million in 2010 to 3 million in 2015. An estimated 6.3 millennial's play and they are playing often, an average of nearly 15 rounds per year. Many of these are drawn by the exceptional exciting young talent on the PGA TOUR and LPGA, which, of course, bodes well for the future. Additionally, people are also experiencing golf outside of traditional golf courses with more than 18 million participants, 7 million of which are non-golfers, taking part at driving ranges, Top golf facilities and simulators. **Today, golf is enjoyed by 24 million Americans who play 465 million rounds annually at the nation's 15,200 facilities. It continues to be the game of a lifetime.**
- The State Of The Golf Industry 2016, FORBES

APP Market

The mobile market has grown substantially over the years and industry experts predict continued growth. *Mobile internet usage surpassed desktop way back in 2014, and 80% of internet users now own smartphones.* With such impressive numbers, it's no wonder that Fortune 500 companies and entrepreneurs alike are trying to get a piece of this modern-day gold rush.

There's no denying it. Apps are big business. *In 2016, global app revenue hit an estimated $52 billion. This was a $10 billion increase from 2015.* Business Insider predicts an 18% increase in global app revenue between 2017 and 2020. By some calculations, the app economy will be worth $6.3 billion by 2022.

Gaming apps dominate the list of top-grossing apps. Bandai Namco Entertainment's Dragon Ball Z Dokkan Battle makes an estimated $2 million per day in revenue. King Digital Entertainment's Candy Crush earns $1.6 million daily through in-app purchases. Supercell, the company behind Clash of Clans and Clash Royale, makes over $2.3 billion annually. *Most game apps are free to download, but the real money is made through in-app purchases. Kim Kardashian's virtual shopping app has brought in a reported $100 million since 2014 from 42 million downloads.* So if you're not a game designer, don't worry — there are other categories with impressive earnings.
- Fueled.com

GOLF IS NOW STYLISH AND FUN! on instagram

How we will keep users coming back

1) A walk through video in the app and on the website
2) Make the app easy not complicated
3) Design "Eye Candy"
4) Value " incentives" more details below!
5) Push notifications
6) Add features and improvements based on feed back

USER INCENTIVES

Players will convert their winnings, pictures and video into points then to prizes!

SKINZRUS REWARDS
It's rewards your way!











Leave this space blank for wider, preferred spacing

SKINZRUS TEASER SPOTS





SKINZRUS
Connecting You Faster To Your Next Win!



Connecting You Faster To Your Next Win!

May 19, 2017

Skinzrus.com

That same day that we started the company I reserved the domain name.

June 9, 2017



skinzrus.com

Skinzrus.com website goes live.



July 2, 2017

Post cards printed

Counter top post cards were sent to various golf courses, friends and golf shops to get the buzz started and to get opinions from golfers.



October 2017



Discovered Startengine

After realizing how huge of an opportunity I have in building unbelievable app for 60 million golfers around the world, I decided to raise capital through StartEngine!



November 30

Golf Fest

Skinzrus will have a presence at the Golf Fest in Palm Springs Mesquite Golf & Country Club. (ANTICIPATED)

February 2-7 2019

Golf Expo San Diego

Skinzrus will be an exhibitor at the SD Golf Expo. Connect with industry movers and shakers and over 6,000 qualified buyers from over 60 countries will be in attendance. (ANTICIPATED)

Meet Our Team





Matthew Brown

CEO, Founder, Manager

Matthew Brown is a serial entrepreneur who was born in Los Angeles, California with 26 years worth experience in technology and business. Matthew is a creative artistic visionary thinker who spots market trends and builds profitable opportunities. > May 18, 2017 to Present.Started working on the SKINZRUS project even prior to organization of the company. Matthew Brown spends approximately 30 hours a week on Skinzrus. He is diligently planning and strategizing with WEAVR Goup concerning marketing ,promotions, partnerships and talking to app developers and more. > 2014 - Present owns and operates an apparel company Bentlee Wear for women, men, youth and toddlers. Primary position. Full Time. > 2009 - 2014 3D "3Dimentional" skate and surf shop in Vista California. > 2001 - 2009 Teen Extreme Sports, an action sports promotions company, partnered with T&C Surf Hawaii as the title sponsor of the T&C Surf contest in Waikiki. > 1998 - 2001 Published a magazine for the Magic Johnson Foundation > 1889 - 1998 A systems operator for Wescom Credit Union and Publishing Clique a fashion & lifestyle magazine in Pasadena California. > His adventure started in the mid 80's working for an IBM computer center as a hard wear and soft wear specialist.



Mia Brown

Marketing & Promotions

Weavr is led by its President and Founder, Mia Brown, a longtime licensing and promotions executive having worked with most of the world's blue chip brands. Mia believes the true benefit of her practice lies in exponential value of the brand partnerships she creates — in other words, "one plus one equals three" when like-minded brands are brought together in strategic licensed promotions. This insight, along with her hands-on approach to her client engagements, inspired her to connect the identity of her company to the craft of weaving, when disparate strands of yarn are artfully combined into something bigger and more beautiful than the strands themselves.



Michael Anderson

Leagal Consel

Michael Anderson is the founder of Anderson & Associates in Pasadena California. Prior to that, Anderson & Associates was previously known as Maseda & Anderson. Mr. Anderson is a graduate of The University of Southern California's Marshall School of Business with a degree in Finance and Real Estate. Mr. Anderson has a strong business background working for two years with the accounting firm of Locke, Kasal, Rohm and Ferris. Mr. Anderson has been a member of the American Trial Lawyers Association, American Bar Association, and Employment Law Association. In addition Mr. Anderson has been a member of the California Employment Lawyers Association (CELA) for over eighteen years. As a member of CELA, Mr. Anderson has represented employees in Federal and State Court involving matters of discrimination, and wrongful termination. Mr. Anderson is a business minded lawyer and an experienced trial attorney who has won significant jury verdicts, judicial awards, and settlements for his clients. Mr. Anderson is also actively involved in the business community. Admissions: Member, State Bar of California Member, United States District Court, Central District of California Member, United States District Court, Eastern District Member, United States Court of Appeals, for the Ninth Circuit Member, United States Bankruptcy Court, Central District of California Member, United States Bankruptcy Court, Northern District of California Member, United States Supreme Court Bar Number: 194493

Offering Summary

Maximum 7,133 shares* of Class B Membership Units ($106,995.00)

**Maximum subject to adjustment for bonus shares. See 10% Bonus below*

Minimum 666 shares of Class B Membership Units ($9,990.00)

Company	Skinz R Us LLC
Corporate Address	41830 Driver Lane Temecula, CA 92591
Description of Business	A golf app that connects skins and companion golfers around the world
Type of Security Offered	Class B Membership Units
Purchase Price of Security Offered	$15.00
Minimum Investment Amount (per investor)	$150.00

Perks*

If you invest **$250+** you will receive a box of Titleist Pro V1 balls.

If you invest **$420+** you will receive a box of Titleist Pro V1x balls.

If you invest **$600+** you will receive a SKINZRUS T-shirt.

If you invest **$1200+** you will receive a SKINZRUS Golf shirt & Titleist Pro V1 balls.

If you invest **$1800+** you will receive a SKINZRUS hat and Golf shirt

If you invest **$2400+** you will receive a brand new pitching wedge

If you invest **$3600+** you will receive a brand new T-shirt and Putter

**All perks occur after the offering is completed.*

The 10% Bonus for StartEngine Shareholders

Skinz R Us LLC will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 10 Class B Membership Units at $15 / unit, you will receive 1 bonus Class B Membership Unit, meaning you'll own 11 Class B Membership Units for $150. Fractional units will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow SKINZRUS to get notified of future updates!

Comments (0 total)

Add a public comment...

0/2500

Post



©2017 All Rights Reserved

About	Connect	Join	Legal
Blog	Facebook	StartEngine Summit: Tokenizing the World	Terms of Use
About Us	Twitter	Edit My Campaign	Privacy Policy
FAQ	Careers	Investors	Disclaimer
	LinkedIn		
	Instagram		
	Press Inquiries		

VIDEO TRANSCRIPT (Exhibit D)

00:23   welcome to skinzrus

00:26   [Music]

00:34   [Applause]

00:41   so how it all got started me and Tony

00:44   Hill we're having lunch after a around of

00:46   Golf we looked to the right and we saw

00:49   some gentleman having lunch and passing

00:52   out money and then Tony looked at me and

00:55   said Matt I have a great idea I said

00:58   what is it he said Skins R Us and app

01:00   called skins R Us and I said I'm in I

01:04   was so excited

01:06   immediately went home reserved the URL

01:10   name and start designing the website

01:13   and that's how it all started

01:17   [Music]

01:28   [Music]

01:38   [Applause]

01:40   [Music]

01:41   [Applause]

01:45   [Music]

01:52   well here we are in our skinz r us

01:55   studio and I like to thank you for

01:58   watching our video I'm very excited for

02:01   this app and I can't wait to get it out

02:04   to 90 million golfers around the world I

02:06   hope you support us and join us and

02:09   making this happen

02:10   have a beautiful day and bye-bye

02:22

Video 2:

Music Playing

Video 3:

Music Playing

Video 4:

[text only] Skinzrus: Connecting you to a faster win

Video 5:

[text only] Skinzrus: Connecting you to a faster win

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

OPERATING AGREEMENT
OF
SKINZ R US LLC
(A California Limited Liability Company)

THIS OPERATING AGREEMENT of SKINZ R US LLC is entered into as of April 2, 2018, by the undersigned Initial Members thereof.

RECITALS

WHEREAS, the Initial Members desire to form a limited liability company under the Beverly-Killea Limited Liability Company Act; and

WHEREAS, the Initial Members enter into this Operating Agreement in order to provide for the governance of the limited liability company and the conduct of its business and to specify their relative rights and obligations.

NOW THEREFORE, the Initial Members hereby agree as follows:

ARTICLE I
DEFINITIONS

The following capitalized terms when used in this Agreement have the meanings specified in this ARTICLE I or elsewhere in this Agreement, and when not so defined shall have the meanings set forth in California Corporations Code § 17001.

1.1. "Act" means the Beverly–Killea Limited Liability Company Act (California Corporations Code §§ 17000-17705), as amended and any successor statutes thereto.

1.2. "Agreement" or "Operating Agreement" means this Operating Agreement, as originally executed and as amended from time to time.

1.3. "Articles of Organization" has the meaning set forth in California Corporations Code § 17001(b), as applied to this Company.

1.4. "Assignee" means a person who has acquired a Member's Economic Interest in the Company by way of a Transfer in accordance with the terms of this Agreement, but who has not become a Member.

1.5. "Assigning Member" means a Member who by means of a Transfer has transferred an Economic Interest in the Company to an Assignee.

1.6. "Capital Account" means, as to any Member, a separate account maintained and adjusted in accordance with Section 3.3, and the Code and Regulations.

1.7. "Capital Contribution" means, with respect to any Member, the amount of the money and the Fair Market Value of any property (other than money) contributed to the Company (net of liabilities secured by such contributed property that the Company is considered to assume or take "subject to" under IRC § 752) in consideration of a Membership Interest held by such Member. A Capital Contribution shall not be deemed a loan.

1.8. "Capital Event" means a sale or disposition of any of the Company's capital assets, the receipt of insurance and other proceeds derived from the involuntary conversion of Company property, the receipt of proceeds from a refinancing of Company property, or a similar event with respect to Company property or assets.

1.9. "Code" or "IRC" means the Internal Revenue Code of 1986, as amended, and any successor statutes thereto.

1.10. "Company" means the company named in Section 2.2.

1.11. "Economic Interest" means a Person's right to share in the income, gains, losses, deductions, credits or similar items of, and to receive distributions from, the Company, but does not include any other rights of a Member, including the right to Vote or to participate in management.

1.12. "Encumber" means the act of creating or purporting to create an Encumbrance, whether or not perfected under applicable law.

1.13. "Encumbrance" means, with respect to any Membership Interest, or any element thereof, a mortgage, pledge, security interest, lien, proxy coupled with an interest (other than as contemplated in this Agreement), option, or preferential right to purchase.

1.14. "Fair Market Value" means, with respect to any item of property of the Company, the item's adjusted basis for federal income tax purposes, <u>except</u> as follows:

(a) The Fair Market Value of any item of property contributed by a Member to the Company shall be the value of such property, as mutually agreed by the contributing Member and the Company;

(b) The Fair Market Value of any item of Company property distributed to any Member shall be the value of such item of property on the date of distribution, as mutually agreed by the distributee Member and the Company; and

(c) Fair Market Value for purposes of Section 8.7 shall be as determined thereunder.

1.15. "Initial Member" or "Initial Members" means those Persons whose names are set forth and so labeled as such in Exhibit "A," which is attached hereto and incorporated herein by this reference. A reference to an "Initial Member" means any of the Initial Members.

1.16. "Involuntary Transfer" means, with respect to any Membership Interest, or any element thereof, any Transfer or Encumbrance, whether by operation of law, pursuant to court order, foreclosure of a security interest, execution of a judgment or other legal process, or otherwise, including a purported transfer to or from a trustee in bankruptcy, receiver or assignee for the benefit of creditors.

1.17. "Losses." See "Profits and Losses."

1.18. "Majority of Class A Members" means a Class A Member or Class A Members whose Voting Interests represent more than fifty percent (50%) of the Voting Interests of all Class A Members.

1.19. "Majority of Members" means a Member or Members (including both Class A and Class B) who's Voting Interests represent more than fifty percent (50%) of the Voting Interests of all Members (including both Class A and Class B).

1.20. "Meeting" is defined in Section 5.3.

1.21. "Member" means an Initial Member or a Person who subsequently acquires either a Class A Membership Interest and/or a Class B Membership Interest in the Company, as permitted under this Agreement, and who remains a Member.

1.22. "Membership Interest" means a Member's right to share in the income, gains, losses, deductions, credits or similar items of, and to receive distributions from, the Company. Only a Member can have a Membership Interest. Membership Interests are of two types, Class A or Class B; and, Membership Interests are comprised of divisible Units. The Initial Members' Membership Interests and Units as of the formation of the Company are as set forth on Exhibit "A." The only difference between both types of Membership Interests is that Class A Members have the right to Vote on all matters, whereas Class B Members have no right to Vote except as specifically set forth in Section 7.1.

1.23. "Membership Units" mean the shares into which the proprietary Membership Interests (both Class A and Class B) in the Company are divided pursuant to this Operating Agreement.

1.24. "Notice" means a written notice required or permitted under this Agreement. A notice shall be deemed given or sent when deposited, as certified mail or for overnight delivery, postage and fees prepaid, in the United States mails; when delivered to Federal Express, United Parcel Service, DHL WorldWide Express, or Airborne Express, for overnight delivery, charges prepaid or charged to the sender's account; when personally delivered to the recipient; when transmitted by electronic means, and such transmission is electronically confirmed as having been successfully transmitted; or when delivered to the home or office of a recipient in the care of a person whom the sender has reason to believe will promptly communicate the notice to the recipient.

1.25. "Percentage Interest" means, with respect to a Member, a fraction, the numerator of which is equal to the total number of Membership Units (including both Class A and Class B) held by such Member and the denominator of which is equal to the total number of Membership Units (including both Class A and Class B) held by all Members. "Class A Member Percentage Interest" means with respect to a Class A Member, a fraction, the numerator of which is equal to the number of Class A Membership Units held by such Class A Member and the denominator of which is equal to the total number of Class A Membership Units held by all Class A Members.

1.26. "Person" means an individual, partnership, limited partnership, trust, estate, association, corporation, limited liability company, or other entity, whether domestic or foreign.

1.27. "Profits and Losses" means, for each fiscal year or other period specified in this Agreement, an amount equal to the Company's taxable income or loss for such year or period, determined in accordance with IRC § 703(a).

1.28. "Proxy" has the meaning set forth in the first paragraph of California Corporations Code § 17001(ai). A Proxy may not be transmitted orally.

1.29. "Regulations" means the income tax regulations promulgated by the United States Department of the Treasury and published in the Federal Register for the purpose of interpreting and applying the provisions of the Code, as such Regulations may be amended from time to time, including corresponding provisions of applicable successor regulations.

1.30. "Substituted Member" is defined in Section 8.8.

1.31. "Transfer" means, with respect to a Membership Interest, or any element of a Membership Interest, any sale, assignment, gift, Involuntary Transfer, or other disposition of a Membership Interest or any element of such a Membership Interest, directly or indirectly, other than an Encumbrance that is expressly permitted under this Agreement.

1.32. "Triggering Event" is defined in Section 8.3A.

1.33. "Vote" means a written consent or approval, a ballot cast at a Meeting, or a voice vote.

1.34. "Voting Interest" means, with respect to a Member, the right to Vote or participate in management and any right to information concerning the business and affairs of the Company provided under the Act, except as limited by the provisions of this Agreement. The Voting Interest of each Class A Member shall be the same as such Member's Class A Member Percentage Interest. However, when Class B Members also have the right to vote as specifically limited in this Operating Agreement, the Voting Interest of each Member (whether Class A or Class B) shall be the same as such Member's Percentage Interest.

ARTICLE II
INITIAL ORGANIZATION

2.1. The Initial Members shall cause the Articles of Organization, in the form attached hereto as Exhibit "B," to be immediately filed with the California Secretary of State.

2.2. The name of the Company shall be SKINZ R US LLC

2.3. The principal executive office of the Company shall be at 41830 Driver Lane, Temecula, California 92591, or such other place or places as may be determined by a Vote of a Majority of Class A Members from time to time.

2.4. The agent for service of process of the Company shall be Michael D. Anderson, Esq. A Majority of Class A Members may from time to time change the Company's agent for service of process.

2.5. The Company will be formed for the initial purposes of engaging in any lawful business activity that is permitted by the Act.

2.6. Matthew Brown, the Initial Class A Member of the Company, shall use his "best efforts" to immediately apply for, obtain, and thereafter hold and maintain in good standing, all necessary licenses and certificates, if any, for the operation of the Company's business. The Company shall promptly reimburse Matthew Brown for all reasonable costs incurred in connection therewith.

2.7. The term of existence of the Company shall commence on the effective date of filing of the Articles of Organization with the California Secretary of State, and shall continue indefinitely, unless sooner terminated by the provisions of this Agreement or as provided by law.

2.8. There shall be one manager of the Company who shall be a Class A Member of the Company.

ARTICLE III

CAPITALIZATION

3.1. Each Initial Member shall contribute to the capital of the Company as the Initial Member's Capital Contribution, the money and property specified in Exhibit "A." In exchange therefore, each Initial Member shall receive the number of Class A or Class B Membership Units set forth in Exhibit "A." The Fair Market Value of each item of contributed property as agreed between the Company and the Initial Member contributing such property is also set forth in Exhibit "A." Each prospective new Member (Class A or Class B) shall make such contribution to the capital of the Company as hereafter agreed between both such prospective new Member and the Company, and such prospective new Member shall also execute a counterpart of this Agreement, a copy of which is attached hereto as Exhibit "C." Once a prospective new Member has made his agreed contribution to the capital of the Company, and he has executed a counterpart of this Agreement, he shall be admitted as a Member and his name, contribution and Membership Interest shall then be listed in Exhibit "A." Unless otherwise agreed in writing by all Members, no Member shall be required to make additional Capital Contributions.

3.2. If a Member fails to make a required Capital Contribution within thirty (30) days after the effective date of this Agreement or the agreed due date for such contribution, as applicable, the Membership Interests sought to be acquired by such Member shall terminate and that Member shall indemnify and hold the Company and the other Members harmless from any loss, cost or expense, including reasonable attorneys' fees, caused by the Member's failure to make such Capital Contribution.

3.3. An individual Capital Account shall be maintained for each Member consisting of that Member's Capital Contribution, (a) increased by that Member's share of Profits, (b) decreased by that Member's share of Losses, and (c) adjusted as required in accordance with applicable provisions of the Code and Regulations.

3.4. A Member shall not be entitled to withdraw any part of the Member's Capital Contribution or to receive any distributions, whether of money or property from the Company, except as provided in this Agreement.

3.5. No interest shall be paid on any funds or property contributed to the capital of the Company or on the balance of a Member's Capital Account.

3.6. A Member shall not be bound by, or be personally liable for, the expenses, liabilities, or obligations of the Company, except as otherwise provided in the Act or in this Agreement.

3.7. No Member shall have priority over any other Member with respect to the return of a Capital Contribution, or with respect to distributions or allocations of income, gain, losses, deductions, credits or items thereof.

ARTICLE IV

ALLOCATIONS AND DISTRIBUTIONS

4.1. The Profits and Losses of the Company and all items of Company income, gain, loss, deduction or credit shall be allocated, for Company book purposes and for tax purposes, to the Members in accordance with the Members' respective Percentage Interests.

4.2. If any Member unexpectedly receives any adjustment, allocation or distribution described in Regulation sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), or 1.704-1(b)(2)(ii)(d)(6), items of Company gross income and gain shall be specially allocated to that Member in an amount and manner sufficient to eliminate any deficit balance in the Member's Capital Account created by such adjustment, allocation or distribution as quickly as possible. Any special allocation under this Section 4.2 shall be taken into account in computing subsequent allocations of Profits and Losses so that the net amount of allocations of income and loss and all other items shall, to the extent possible, be equal to the net amount that would have been allocated if the unexpected adjustment, allocation or distribution had not occurred. The provisions of this Section 4.2 and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Regulation sections 1.704-1(b) and 1.704-2 and shall be interpreted and applied in a manner consistent with such Regulations.

4.3. Any unrealized appreciation or unrealized depreciation in the values of Company property distributed in kind to all the Members shall be deemed to be Profits or Losses realized by the Company immediately prior to the distribution of the property and such Profits or Losses shall be allocated to the Members' Capital Accounts in the same proportions as Profits are allocated under Section 4.1. Any property so distributed shall be treated as a distribution to the Members to the extent of the Fair Market Value of the property less the amount of any liability secured by and related to the property. Nothing contained in this Agreement is intended to treat or cause such distributions to be treated as sales for value. For the purposes of this Section 4.3, "unrealized appreciation" or "unrealized depreciation" shall mean the difference between the Fair Market Value of such property and the Company's basis for such property.

4.4. In the case of a Transfer of an Economic Interest during any fiscal year, the Assigning Member and Assignee shall each be allocated the Economic Interest's share of Profits or Losses based upon the number of days each held the Economic Interest during that fiscal year.

4.5. All cash resulting from the normal business operations of the Company and from a Capital Event shall be distributed among the Members in proportion to their Percentage Interests at such times as the Majority of the Class A Members may agree.

4.6. If the proceeds from a sale or other disposition of a Company asset consist of property other than cash, the value of such property shall be as determined by the Majority of Class A Members. Such non–cash proceeds shall then be allocated among all the Members in proportion to their Percentage Interests at such times as the Majority of the Class A Members may agree. If such non–cash proceeds are subsequently reduced to cash, such cash shall be distributed to each Member in accordance with Section 4.5.

4.7. Notwithstanding any other provisions of this Agreement to the contrary, when there is a distribution in liquidation of the Company, or when any Member's Membership Interest is liquidated, all items of income and loss first shall be allocated to the Members' Capital Accounts under this Article IV, and other credits and deductions to the Members' Capital Accounts shall be made before the final distribution is made. The final distribution to the Members shall then first be made to the Members to the extent of and in proportion to their positive Capital Account balances, and thereafter, upon final liquidation of the Company, to the Members in proportion to their Percentage Interests.

ARTICLE V
MANAGEMENT

5.1. The business of the Company shall be managed by one manager who shall be a Class A Member. A Class A Member shall be a manager only during the time that such Member is a Class A Member of the Company. Unless otherwise provided in this Agreement, all decisions concerning the management of the Company's business shall be made by the Vote of a Majority of Class A Members. Class B Members shall have no right to Vote except as specifically set forth in Section 7.1. When Class B Members have the right to Vote, then each Member's (both Class A Member's and Class B Member's) Voting Interest shall be the same as such Member's Percentage Interest. Unless otherwise provided in this Agreement, all decisions requiring the Vote of both Class A Members and Class B Members shall be made by the Vote of a Majority of Members.

5.2. It is acknowledged that the Members have other business interests to which they devote a portion of their time. The Members shall devote such time to the conduct of the business of the Company as the Members, in their own good faith and discretion, deem necessary.

5.3. The Class A Members (including the Class B Members when they possess the right to Vote) are not required to hold meetings, and decisions may be reached (a) through one or more informal consultations followed by agreement among a Majority of Class A Members, provided that all Class A Members are consulted (although all Class A Members need not be present during a particular consultation), or (b) by a written consent signed by a Majority of Class A Members. In the event that Class A Members, (including Class B Members, as applicable, when they possess the right to Vote) wish to hold a formal meeting (a "Meeting") for any reason, the following procedures shall apply:

(a) Any Class A Member may call a Meeting of the Class A Members (including the Class B Members, when applicable) by giving Notice of the time and place of the Meeting at least forty-eight (48) hours prior to the time of the holding of the Meeting. The Notice need not specify the purpose of the Meeting, or the location if the Meeting is to be held at the principal executive office of the Company.

(b) A Majority of Class A Members (or a Majority of Members, when the Class B Members also possess the right to Vote) shall constitute a quorum for the transaction of business at the Meeting; provided, however, that all Votes shall nevertheless require approval of a Majority of Class A Members (or approval of a Majority of Members, when Class B Members also possess the right to Vote).

(c) The transactions of the Class A Members at any Meeting, however called or noticed, or wherever held, shall be as valid as though transacted at a Meeting duly held after call and notice if an appropriate quorum is present and if, either before or after the Meeting, each Class A Member not present signs a written waiver of Notice, a consent to the holding of the Meeting, or an approval of the minutes of the Meeting.

(d) Class A Members may participate in the Meeting through the use of a conference telephone or similar communications equipment, provided that all Class A Members participating in the Meeting can hear one another.

(e) The Class A Members shall keep or cause to be kept with the books and records of the Company full and accurate minutes of all Meetings, Notices and waivers of Notices of Meetings, and all written consents in lieu of Meetings.

5.4. The Class A Members as such and as managers shall be entitled to compensation for their services.

5.5. The Company may have a President, who may, but need not be a Member. A Majority of the Class A Members shall specify the duties and responsibilities of the President, and may provide for additional officers of the Company and for their election, and may alter the powers, duties, and compensation of the President and of all other officers. The President, if there is one, shall attend and preside at all Meetings of Members.

5.6. All assets of the Company, whether real or personal, shall be held in the name of the Company.

5.7. All funds of the Company shall be deposited in one or more accounts with one or more recognized financial institutions in the name of the Company, at such locations as shall be determined by a Majority of Class A Members. Withdrawal from such accounts shall require the signature of such person or persons as a Majority of Class A Members may designate.

ARTICLE VI
ACCOUNTS AND RECORDS

6.1. Complete books of account of the Company's business, in which each Company transaction shall be fully and accurately entered, shall be kept at the Company's principal executive office and shall be open to inspection and copying by each Member or the Member's authorized representatives on reasonable Notice during normal business hours. The costs of such inspection and copying shall be borne by the Member.

6.2.   Financial books and records of the Company shall be kept on the accrual method of accounting, which shall be the method of accounting followed by the Company for federal income tax purposes. A balance sheet and income statement of the Company shall be prepared promptly following the close of each fiscal year in a manner appropriate to and adequate for the Company's business and for carrying out the provisions of this Agreement. The fiscal year of the Company shall be January 1 through December 31.

6.3.   At all times during the term of existence of the Company the Members shall keep or cause to be kept the books of account referred to in Section 6.2, and the following:

(a)   A current list of the full name and last known business or residence address of each Member, together with the Capital Contribution and the share in Profits and Losses of each Member;

(b)   A copy of the Articles of Organization, as amended;

(c)   Copies of the Company's federal, state and local income tax or information returns and reports, if any, for the six most recent taxable years;

(d)   Executed counterparts of this Agreement, as amended;

(e)   Any powers of attorney under which the Articles of Organization or any amendments thereto were executed;

(f)   Financial statements of the Company for the six most recent fiscal years; and

(g)   The books and records of the Company as they relate to the Company's internal affairs for the current and past four fiscal years.

6.4.   Within ninety (90) days after the end of each taxable year of the Company, the Company shall send to each Member all information necessary for such Member to complete his/her/its federal and state income tax or information returns, and a copy of the Company's federal, state, and local income tax or information returns for such year, if requested.

ARTICLE VII
MEMBERS AND VOTING

7.1.   (a) There shall be two classes of Membership Interests, i.e., Class A and Class B, and

Membership Interests shall be comprised of divisible Units. The Membership Interests and Units of the Initial Members as of the formation of the Company are as set forth on Exhibit "A." The only difference between both types of Membership Interests is that Class A Members have the right to Vote on all matters, whereas Class B Members have no right to Vote except as specifically set forth in paragraph (b) of this Section 7.1. It is the intent of the Members to limit the Voting rights of Class B Members to the maximum extent permitted by law. No Class A Member shall have any rights or preferences in addition to, or different from, those possessed by any other Class A Member; and, no Class B Member shall have any rights or preferences in addition to, or different from, those possessed by any other Class B Member. Each Class A Member shall Vote in proportion to such Member's Class A Member Percentage Interest as of the governing record date, determined in accordance with Section 7.2; provided, however, that when Class B Members also have the right to Vote, then each Member's (including both Class A Member's and Class B Member's) Voting Interest shall be the same as such Member's Percentage Interest. Any action that may or that must be taken by the Class A Members shall be made by the Vote of a Majority of Class A Members. Any action that must be taken by all Members (including both Class A and Class B Members) shall be made by the Vote of a Majority of Members.

(b) The following actions shall require the Vote of both the Class A Members and the Class B Members:

(i) any amendment of the Articles of Organization; or

(ii) the dissolution of the Company as provided in subdivision (c) of Section 17350 of the California Corporations Code; or

(iii) a merger of the Company as provided in Section 17551 of the California Corporations Code.

7.2. The record date for determining the Class A Members (including Class B Members when they possess the right to Vote) entitled to Notice of any Meeting, to Vote, to receive any distribution, or to exercise any right in respect of any other lawful action, shall be the date set by a Majority of Class A Members, provided that such record date shall not be more than sixty (60), nor less than ten (10) days prior to the date of the Meeting, nor more than sixty (60) days prior to any other action. In the absence of any action setting a record date, the record date shall be determined in accordance with California Corporations Code § 17104(k).

7.3. At all Meetings of Class A Members (including Class B Members when they posse the right to Vote), a Class A Member may Vote in person or by Proxy. Such Proxy shall be filed with the Company before or at the time of the Meeting, and may be filed by facsimile transmission to the Company at its principal executive office or at such other address as may be given by a Majority of

Class A Members for such purposes.

ARTICLE VIII
TRANSFERS OF MEMBERSHIP INTERESTS

8.1. A Member may withdraw from the Company at any time by giving Notice of Withdrawal to all other Members at least one hundred eighty (180) calendar days before the effective date of withdrawal. Withdrawal shall not release a Member from any obligations and liabilities under this Agreement accrued or incurred before the effective date of withdrawal. A withdrawing Member shall divest the Member's entire Membership Interest before the effective date of withdrawal in accordance with the transfer restrictions and option rights set forth below, or else beginning on the effective date of withdrawal, the withdrawing Member's interest shall strictly constitute an Economic Interest, and the provisions of Sections 8.3A and 8.3B shall then be applicable thereto.

8.2. Except as expressly provided in this Agreement, a Member shall not Transfer any part of the Member's Membership Interest in the Company, whether now owned or hereafter acquired, unless (a) a Majority of Class A Members approve the transferee's admission to the Company as a Member upon such Transfer, and (b) the Membership Interest to be transferred, when added to the total of all other Membership Interests transferred in the preceding twelve (12) months, will not cause the termination of the Company under the Code. No Member may Encumber or permit or suffer any Encumbrance of all or any part of the Member's Membership Interest in the Company unless such Encumbrance has been approved in writing by a Majority of Class A Members. Any Transfer or Encumbrance of a Membership Interest without such approval shall be void. Notwithstanding any other provision of this Agreement to the contrary, a Member who is a natural person may transfer all or any portion of his or her Membership Interest, whether Class A or Class B, to any revocable trust created for the benefit of the Member, or any combination between or among the Member, the Member's spouse, and the Member's issue; provided that, the Member retains a beneficial interest in the trust and all of the Voting Interest (to the extent applicable) included in such Membership Interest. A transfer of a Member's entire beneficial interest in such trust or failure to retain such Voting Interest (to the extent applicable) shall be deemed a prohibited Transfer of a Membership Interest, and the provisions of Sections 8.3A and 8.3B shall be applicable thereto.

8.3A. (a) Upon the occurrence of any of the following events (i.e., "Triggering Events") to a Class A Member:

      (i) the death or incapacity of such Member;

      (ii) the bankruptcy of such Member;

      (iii) the winding up and dissolution of such a corporate Member, or the merger or other corporate reorganization of such a corporate Member as a result of which such corporate Member does not survive as an entity;

      (iv) the withdrawal of such Member; or

(v) except for the events stated in Section 8.4, the occurrence of any other event that is, or that would cause, a Transfer by such Member in contravention of this Agreement, first the other electing Class A Members (in proportion to their Class A Member Percentage Interests), and then the Company as to any remaining Membership Interests, shall have the discretionary option to purchase all or any portion of the Membership Interests (both Class A and Class B) of such Member (the "Selling Member") at the price and upon the terms provided in Sections 8.5 and 8.7 of this Agreement.

(b) Each Class A Member, or his representative, as applicable, shall give prompt Notice of the occurrence of a Triggering Event to all other Members and to the Company.

8.3B. (a) Upon the occurrence of any Triggering Event to a Class B Member, first the electing Class A Members (in proportion to their Class A Member Percentage Interests), then the Company, and then finally the other electing Class B Members (in proportion to their Class B Member Percentage Interests) as to any remaining Class B Membership Interests, shall have the discretionary option to purchase all or any portion of the Class B Membership Interests of such Class B Member at the price and upon the terms provided in Sections 8.5 and 8.7 of this Agreement.

(b) Each Class B Member, or his representative, as applicable, shall give prompt Notice of the occurrence of a Triggering Event to all other Members and to the Company.

8.4. Notwithstanding any other provisions of this Agreement:

(a) If, in connection with the divorce or dissolution of the marriage of a Member, any court issues a decree or order that transfers, confirms, or awards a Membership Interest (Class A or Class B), or any portion thereof, to that Member's spouse (an "Award"), then, notwithstanding that such transfer would constitute a non-permitted Transfer under this Agreement, that Member shall have the right to purchase from his or her former spouse the Membership Interest, or the portion thereof, that was so transferred, and such former spouse shall sell the Membership Interest or portion thereof to that Member at the price and upon the terms set forth in Sections 8.5 and 8.7 of this Agreement. If the Member fails to consummate the purchase within one hundred eight days (180) days after the Award (the "Expiration Date"), first the electing Class A Members (in proportion to their Class A Member Percentage Interests), then the Company as to any remaining Membership Interests, and then finally the electing Class B Members (in proportion to their Class B Member Percentage Interests) but only as to any remaining Class B Membership Interests, shall have the discretionary option to purchase from the former spouse, and the former spouse shall sell, all or any portion of such Membership Interests at the price and upon the terms provided in Sections 8.5 and 8.7 of this Agreement; provided that, the first option period shall commence upon the later of (i) the day following the "Expiration Date," or (ii) the date of actual notice of the "Award."

(b) If, by reason of the death of a spouse of a Member, any portion of a Membership Interest (Class A or Class B) is transferred to a Transferee other than (i) that Member or (ii) a trust created for the benefit of that Member (or for the benefit of that Member and any combination between or among that Member and the Member's issue) in which trust the Member is the sole trustee and the Member, as sole trustee or individually, possesses all of the Voting Interest (as applicable) included in that Membership Interest, then that Member shall have the right to purchase from the Transferee, the Membership Interest, or the portion thereof that was so transferred, and the Transferee shall sell the Membership Interest or portion thereof to that Member at the price and upon the terms provided in Sections 8.5 and 8.7 of this Agreement. If the Member fails to consummate the purchase within one hundred eighty days (180) days after the date of death (the "Expiration Date"), first the electing Class A Members (in proportion to their Class A Member Percentage Interests), and then the Company as to any remaining Membership Interests, and then finally the electing Class B Members (in proportion to their Class B Member Percentage Interests) but only as to any remaining Class B Membership Interests, shall have the discretionary option to purchase from the Transferee, and the Transferee shall sell, all or any portion of the Membership Interests at the price and upon the terms provided in Sections 8.5 and 8.7 of this Agreement; provided that, the first option period shall commence on the later of (i) the day following the "Expiration Date," or (ii) the date of actual notice of the "death."

      8.5.   Each option period provided for hereunder shall last for thirty (30) calendar days, unless a different period of time is expressly provided for herein, and shall require that written Notice of the exercise of such option shall be provided to the optionee within such option period. Notwithstanding the foregoing, no option period shall commence until the option purchase price is first determined pursuant to Section 8.7. The transferee of the Membership Interest in the Company that is not purchased shall hold such Membership Interest in the Company subject to all of the terms and provisions of this Agreement.

      8.6.   No Member or his representative, as applicable, shall participate in any Vote or decision hereunder in any matter pertaining to the disposition of that Member's own Membership Interest in the Company.

      8.7.   The purchase price of any Membership Interest that is the subject of an option under this Agreement shall be the Fair Market Value of such Membership Interest as hereinafter determined. First, the selling party and the purchasing parties (collectively) shall use their best efforts to mutually agree on the Fair Market Value, and then if they are unable to do so within thirty (30) days of the date on which the option is first exercisable (the "Option Date"), either party may thereafter appoint one appraiser, and within thirty (30) days of Notice thereof, the other party shall appoint a second appraiser. The two appraisers so appointed shall then, within a period of ten (10) additional days, agree on and appoint a third appraiser. The three appraisers shall then, within sixty (60) days after the appointment of the third appraiser, determine the "Fair Market Value" of the Membership Interest in writing and submit their report to all the parties. The "Fair Market Value" shall be determined by disregarding the appraiser's valuation that diverges the greatest from each of the other two appraisers' valuations, and the arithmetic mean of the remaining two appraisers' valuations shall be the "Fair Market Value." Each party shall pay for the services of the appraiser selected by it, plus one–half of the fee charged by the third appraiser. The option purchase price as so determined shall be payable in cash.

8.8. Except as expressly permitted under Section 8.2, a prospective transferee (other than an existing Class A Member) of a Membership Interest may be admitted as a Member with respect to such Membership Interest (i.e., a "Substituted Member") only (a) upon the Vote of a Majority of Class A Members in favor of the prospective transferee's admission as a Member, and (b) upon such prospective transferee's execution of a counterpart of this Agreement, a copy of which is attached hereto as Exhibit "C." Any prospective transferee of a Membership Interest shall be deemed an Assignee, and, therefore, the owner of only an Economic Interest, until such prospective transferee has been admitted as a Substituted Member.

8.9. Any person admitted to the Company as a Substituted Member shall be subject to all provisions of this Agreement.

8.10. (a) The initial sale of Membership Interests in the Company to the Initial Members is not intended to be qualified or registered under the securities laws of any state, or registered under the Securities Act of 1933, as amended, in reliance upon exemptions from the registration provisions of those laws. No attempt is intended to be made to qualify the offering and sale of Membership Interests to the Initial Members under the California Corporate Securities Law of 1968, as amended, also in reliance upon an exemption from the requirement that a permit for issuance of securities be procured.

(b) Notwithstanding any other provision of this Agreement, Membership Interests may not be Transferred or Encumbered unless registered or qualified under applicable state and federal securities law or unless, in the opinion of legal counsel satisfactory to the Company, such qualification or registration is not required. The Member who desires to transfer a Membership Interest shall be responsible for all legal fees incurred in connection with said opinion.

ARTICLE IX
DISSOLUTION AND WINDING UP

9.1. The Company shall be dissolved upon the first to occur of the following events:

(a) The expiration of the term of existence of the Company;

(b) The written agreement of a Majority of Members to dissolve the Company;

(c) The sale or other disposition of substantially all of the Company assets; or

(d) Entry of a decree of judicial dissolution pursuant to California Corporations Code § 27351.

9.2. On the dissolution of the Company, the Company shall engage in no further business other than that necessary to wind up the business and affairs of the Company. The Class A Members who have not wrongfully dissolved the Company shall wind up the affairs of the Company. The Persons winding up the affairs of the Company shall give written Notice of the commencement of winding up by mail to all known creditors and claimants against the Company whose addresses appear in the records of the Company. After paying or adequately providing for the payment of all known debts of the Company (except debts owing to Members) the remaining assets of the Company shall be distributed or applied in the following order of priority:

      (a) To pay the expenses of liquidation.

      (b) To repay outstanding loans to Members. If there are insufficient funds to pay such loans in full, each Member shall be repaid in the ratio that the Member's respective loan, together with interest accrued and unpaid thereon, bears to the total of all such loans from Members, including all interest accrued and unpaid on those loans. Such repayment shall first be credited to unpaid principal due and the remainder shall be credited to accrued and unpaid interest.

      (c) Among the Members in accordance with the provisions of Section 4.7.

9.3. Each Member shall look solely to the assets of the Company for the return of the Member's investment, and if the Company property remaining after the payment or discharge of the debts and liabilities of the Company is insufficient to return the investment of any Member, such Member shall have no recourse against any other Members for indemnification, contribution, or reimbursement.

ARTICLE X
ARBITRATION

10.1. Any action to enforce or interpret this Agreement or to resolve disputes between the Members or by or against any Member shall be settled by arbitration in accordance with the rules of the American Arbitration Association. Arbitration shall be the exclusive dispute resolution process in the State of California, but arbitration shall be a nonexclusive process elsewhere. Any party may commence arbitration by sending a written demand for arbitration to the other parties. Such demand shall set forth the nature of the matter to be resolved by arbitration. Arbitration shall be conducted at Los Angeles, California. The substantive law of the State of California shall be applied by the arbitrator to the resolution of the dispute. The parties shall share equally all initial costs of arbitration. The prevailing party shall be entitled to reimbursement of attorneys' fees, costs and expenses incurred in connection with the arbitration. All decisions of the arbitrator shall be final, binding and conclusive upon all parties. Judgment may be entered upon any such decision in accordance with applicable law in any court having jurisdiction thereof.

ARTICLE XI
GENERAL PROVISIONS

11.1. This Agreement constitutes the whole and entire agreement of the parties with respect to the subject matter of this Agreement, and it shall not be modified or amended in any respect except by a written instrument executed by all the Members. This Agreement replaces and supersedes all prior written and oral agreements by and among the Members or any of them.

11.2. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

11.3. This Agreement shall be construed and enforced in accordance with the laws of the State of California. If any provision of this Agreement is determined by any court of competent jurisdiction or arbitrator to be invalid, illegal, or unenforceable to any extent, that provision shall, if possible, be construed as though more narrowly drawn, if a narrower construction would avoid such invalidity, illegality, or unenforceability or, if that is not possible, such provision shall, to the extent of such invalidity, illegality, or unenforceability, be severed, and the remaining provisions of this Agreement shall remain in effect.

11.4. This Agreement shall be binding on and inure to the benefit of the parties and their heirs, personal representatives, and permitted successors and assigns.

11.5. Whenever used in this Agreement, the singular shall include the plural, the plural shall include the singular, and the neuter gender shall include the male and female as well as a trust, firm, company or corporation, all as the context and meaning of this Agreement may require.

11.6. The parties to this Agreement shall promptly execute and deliver any and all additional documents, instruments, notices and other assurances, and shall do any and all other acts and things, reasonably necessary in connection with the performance of their respective obligations under this Agreement and to carry out the intent of the parties.

11.7. Except as provided in this Agreement, no provision of this Agreement shall be construed to limit in any manner the Members in the carrying on of their own respective businesses or activities.

11.8. Except as provided in this Agreement, no provision of this Agreement shall be construed to constitute a Member, in the Member's capacity as such, the agent of any other Member.

11.9. Each Member represents and warrants to the other Members that the Member has the capacity and authority to enter into this Agreement.

11.10. The article, section, and paragraph titles and headings contained in this Agreement are inserted as a matter of convenience and for ease of reference only and shall be disregarded for all other purposes, including the construction or enforcement of this Agreement or any of its provisions.

11.11. Time is of the essence of every provision of this Agreement that specifies a time for performance.

11.12. This Agreement is made solely for the benefit of the parties to this Agreement and their respective permitted successors and assigns, and no other person or entity shall have or acquire any right by virtue of this Agreement.

11.13. The Members intend the Company to be a limited liability company under the Act. No Member shall take any action inconsistent with the express intent of the parties to this Agreement.

IN WITNESS WHEREOF, the Members have executed or caused to be executed this Agreement on the day and year first above written.

Date: April 2, 2018

_____
Matthew Brown, Member

SPOUSAL CONSENTS

The undersigned spouse hereby acknowledges that they have read the foregoing Agreement, and understands its provisions. The undersigned spouse is aware that, by the provisions of the Agreement, they and their spouse have agreed to sell or transfer all of their Membership Interests in the Company, including any community property interest, in accordance with the terms and provisions of the Agreement. The undersigned spouse hereby expressly approves of and agrees to be bound by the provisions of the Agreement in its entirety, including, but not limited to, those provisions relating to the sales and transfers of Membership Interests and the restrictions thereon. If the undersigned spouse predeceases their spouse at such time when their spouse owns any Membership Interest in the Company, they hereby agree not to devise or bequeath whatever community property interest or quasi-community property interest they may have therein in contravention of the Agreement.

Dated: April 2, 2018   _____

EXHIBIT "A"

MEMBER INFORMATION

I.
Initial Members

Name and Address of Each Initial Member	Capital Contribution	Class A Membership Interest	Class B Membership Interest
Matthew Brown 41830 Driver Lane Temecula, CA 92591	$_____ (100%)	100,000 Class A Units	None
TOTALS	$_____	100,000 Class A Units	No Class B Units

II.
Additional Class A Members

Name and Address of Each Additional Member	Capital Contribution	Class A Membership Interests
1. _____ _____ _____	_____	_____
2. _____ _____ _____	_____	_____

III.

Class B Members

Name and Address of Each Class B Member	Capital Contribution	Class B Membership Interests
1. _____ _____ _____	_____	_____
2. _____ _____ _____	_____	_____

EXHIBIT "B"

ARTICLES OF ORGANIZATION

<center>**EXHIBIT "C"**</center>

<center>**COUNTERPART**
TO
OPERATING AGREEMENT</center>

The undersigned hereby agrees that, upon his/her/its execution of this Counterpart, he/she/it shall be bound by all of the terms and provisions of the Operating Agreement of SKINZ R US LLC, a California limited liability company, dated April 2, 2018, as fully as if he/she/it had executed said document.

Dated: _____, 20

_____
Signature

_____
Print Name

<center>**SPOUSAL CONSENT**</center>

The undersigned spouse hereby acknowledges that she/he has read both the above Counterpart and the Operating Agreement, and that she/he understands all of their provisions. The undersigned spouse is aware that, by the provisions of the Operating Agreement, she/he and her/his spouse have agreed to sell or transfer all of their Membership Interests in the Company, including any community property interest, in accordance with the terms and provisions of the Operating Agreement. The undersigned spouse hereby expressly approves of and agrees to be bound by the provisions of the Operating Agreement in its entirety, including, but not limited to, those provisions relating to the sales and transfers of Membership Interests and the restrictions thereon. If the undersigned spouse predeceases her/his spouse at such time when her/his spouse owns any Membership Interest in the Company, she/he hereby agrees not to devise or bequeath whatever community property interest or quasi-community property interest she/he may have therein in contravention of the Operating Agreement.

Dated: _____, 20

_____
Signature

_____
Print Name